The Company has requested confidential treatment for certain information contained in this response letter in accordance with the Commission’s Rule 83. Such information is marked for your reference.

December 23, 2010

VIA FEDERAL EXPRESS TRACKING NO.: 7942 5919 0376

Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	First Midwest Bancorp, Inc. (the “Company”)
Form 8-K filed on August 16, 2010
Form 10-K for fiscal year ended December 31, 2009
Filed on March 1, 2010
Form 10-Q for the quarter ended March 31, 2010
Form 10-Q for the quarter ended June 30, 2010
Form 10-Q for the quarter ended September 30, 2010
File Number: 000-10967

Dear Mr. Pande:

On behalf of the Company, set forth below are the responses to the comments raised in the letter of the Staff dated November 24, 2010 with respect to the Company’s Form 8-K filed on August 16, 2010, Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and Form 10-Q for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010. For your convenience, the Staff’s comments are repeated in bold italics below, each followed by the Company’s response.

Form 8-K filed on August 16, 2010
1.
We note from your attached exhibit 99.2 ‘Investor Presentation for Acquisition of Palos Bank and Trust Company’ that a value appreciation instrument was issued to the FDIC in connection with this transaction. Please disclose in future filings the following:

•	A description of the value appreciation instrument including the key contractual terms like settlement date and/or expiration date;

•	How you considered the contractual terms of the instrument when determining the value on the issue date and your accounting for the instrument; and

•	The value recorded at issuance and settlement price, if applicable.

Confidential treatment has been requested for certain information contained in this letter pursuant to Rule 83.

On August 13, 2010, Palos Bank and Trust Company (“Palos”) was closed by the Illinois Department of Financial and Professional Regulation – Division of Banking, and the Federal Deposit Insurance Corporation (“FDIC”) was named Receiver of Palos.  First Midwest Bank (“FMB”) entered into a Whole Bank with Loss Share Acquisition Agreement (“FDIC Agreement”) with the FDIC, effective as of August 13, 2010 under which all deposit accounts and certain liabilities of Palos were transferred to FMB.  In connection with FMB’s bid proposal for the Palos acquisition, the Company granted a value appreciation instrument (“VAI”) to the FDIC with the following terms:

•
Security: 100,000 units (a unit is a metric which mirrors the cash value of one share of the Company’s common stock, however a unit does not entitle the FDIC to any rights in the Company’s common stock);

•	Initial exercise date: Fifth business day after the FDIC’s appointment as receiver (specifically, August 20, 2010);
•	Expiration date: 180 days from the date of the FDIC’s appointment as receiver (specifically February 9, 2011), with the Settlement Price not to exceed $3.15;
•	Exercise/Strike price: $12.60 (the simple average of the Company’s stock price for the 20 trading days prior to August 5, 2010);
•	Determination price: The Company’s “volume weighted average price”, VWAP, over the 2 trading days immediately prior to the day of notification by the FDIC to the Company;
•	Settlement price: The amount per unit (share) paid to the FDIC upon exercise of the Instrument shall equal the Determination Price minus the Exercise Price; and
•	Settlement amount: Settlement price per unit multiplied by the number of units, to be paid in cash.

In connection with the VAI, the Company recorded a liability for $315,000 (100,000 units times the maximum settlement price of $3.15 per unit), which represents the maximum amount that the Company would be required to pay the FDIC if the FDIC were to exercise its option. The liability was included in the line item “Accrued interest payable and other liabilities” of the Company’s Condensed Consolidated Statements of Financial Condition as set forth on page 10 of Exhibit 99.1 of the Company’s Form 8-K filed with the Commission on October 20, 2010.

Because the VAI represented less than one-half of one percent of “other liabilities” as of September 30, 2010, the Company concluded that a discussion of the VAI in the Company’s September 30, 2010 Form 10-Q was not material to an investor’s understanding of the Palos transaction, or the effects of the transaction on the Company’s financial condition.  Accordingly, the Company does not plan to disclose the VAI in its Form 10-K for the fiscal year ended December 31, 2010 especially given the fact that the VAI will have expired by the filing date.

Form 10-Q for the Quarter Ended September 30, 2010
Part I. Financial Information (Unaudited)
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 3. Securities, page 10
2.
We note your disclosure on page 10 that there are significant unrealized losses totaling $36.27 million related to your trust-preferred collateralized debt obligations portfolio with an amortized cost of $49.70 at September 30, 2010. We have the following comments:

(a)
Please provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of September 30, 2010. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied on to support a realizable value equal to or greater than the carrying value of the investment.

Confidential treatment has been requested for certain information contained in this letter pursuant to Rule 83.

(b)
We note your disclosure regarding your other-than-temporary impairment policies related to your trust-preferred collateralized debt obligations on page 13 and your response to prior comment 12 of our letter dated July 7, 2010. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected as of September 30, 2010:

•	Deferrals and defaults:
a.	Please tell us in detail how you develop your estimate of future deferrals and defaults.
b.
Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.

c.	Tell us and disclose in future filings if you treat actual deferrals the same as defaults.
d.
Tell us and disclose in future filings your recover rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

•	Prepayment rate:
a.	Based on the terms of your security, explain to us how prepayments can occur (e.g., call dates, auction dates, etc.).
b.	Tell us and disclose in future filings your prepayment assumption and how you determine it.
c.	If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.
d.	Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.
e.	If you used 0% as your assumption at September 30, 2010, please explain to us why you believe this is reasonable.
f.	If you used 0% as your assumption at September 30, 2010, please provide us a sensitivity analysis of the change in credit loss at September 30, 2010 if you used a 1% prepayment assumption.

Each quarter, the Company enlists a structured credit valuation firm (“CV Firm”) to assist it in preparing a detailed other-than-temporary impairment analysis related to each of its trust-preferred collateralized debt obligations (“CDOs”). The CV Firm’s methodology for analyzing such data is proprietary and of economic value to the CV Firm and is not generally known to the public.  The purpose of each analysis is to determine the value of each specific security and ascertain if an other-than-temporary impairment in value has occurred during the quarter.

The impairment analysis for each CDO consists of evaluating all relevant credit and structural aspects of each security, determining appropriate performance assumptions, and performing a discounted cash flow analysis. Each evaluation includes:

•	Detailed credit and structural evaluation for each piece of collateral in the CDO;
•	Collateral performance projections for each piece of collateral in the CDO (default, recovery and prepayment/amortization probabilities);
•	Terms of the CDO structure, as laid out in the indenture, which include:
o	The cash flow waterfall (for both interest and principal);

Confidential treatment has been requested for certain information contained in this letter pursuant to Rule 83.

o	Over collateralization and interest coverage tests;
o	Events of default/liquidation;
o	Mandatory auction call;
o	Optional redemption;
o	Hedge agreements; and
•	Discounted cash flow modeling.

Collateral Credit Analysis:
Our review of the collateral underlying each CDO, which is comprised of a number of financial institutions and insurance companies, begins with a review of financial information of each provided by SNL Financial, a comprehensive database widely used in the industry, which gathers financial data on banks and thrifts from 10Ks and 10Qs for public companies and regulatory reports for private companies. For each financial institution, we examined the nature of the issuer’s business, years of operating history, corporate structure, loan composition and loan concentrations, deposit mix, asset growth rates, geographic footprint, and local economic environment. We reviewed the issuer’s historical financial performance and compared its financial ratios to appropriate peer groups of regional banks or thrifts with similar asset size, and we focused on six broad categories: profitability, credit quality, operating efficiency, capital adequacy, leverage, and liquidity. For publicly traded companies we also reviewed stock price movements and examined the market price of publicly traded debt instruments.

For our review of the collateral for insurance companies, we evaluated these credits by looking across a number of key financial measures and credit characteristics, including: underwriting profitability, reserve sufficiency analysis, operating leverage, financial leverage, capital position, and ratings profile.

Discount Rate Methodology:
Our methodology for determining the appropriate discount rate for a CDO starts with an evaluation of current market yields for comparable corporate and structured credit products. We use market-based yield indicators as a baseline for determining appropriate discount rates and then adjust the resulting discount rates on the basis of our credit and structural analysis of specific CDO instruments. CDO credit-related impairments are computed by discounting projected future cash flows at each security’s contractual rate. The fair values of the CDOs are estimated by discounting the cash flows at the market comparable yields.

Deferrals and Defaults:
a.
We estimate future deferrals and defaults by analyzing the results of the collateral credit analysis described above. We summarize the base-case collateral-specific assumptions by aggregating our assumptions into cumulative weighted-average default, recovery, and prepayment probabilities. In light of generally weakening collateral credit performance and a challenging U.S. credit and real estate environment, our assumptions generally imply a larger amount of collateral defaults during the next three years than that which has been experienced historically and a gradual leveling off of defaults thereafter.

b.
A rating is assigned to each individual underlying piece of collateral based on an analysis of the specific credit characteristics of the underlying collateral of that security. This rating drives the default probability for each individual underlying piece of collateral. As a result of this detailed analysis, we had different estimates of deferrals and defaults for each of the seven CDOs we owned.

c.
We do not treat actual deferrals the same as defaults because a deferral in the payment of scheduled interest or principal is a temporary cash flow disruption that is not necessarily indicative of a permanent disruption.

d.
For collateral that has already defaulted, we assume no recovery. For actual or estimated deferring collateral, we assume a recovery of 10% of par for banks, thrifts, and other depository institutions and 15% of par for insurance companies. Although we assume that the majority of deferring collateral continues to defer and eventually defaults, we also recognize there is a possibility that

Confidential treatment has been requested for certain information contained in this letter pursuant to Rule 83.

deferring collateral will become current at some point in the future. As a result, for each CDO, we evaluate deferring issuers on a case-by-case basis and in some instances we assign a probability that the deferral will ultimately cure. Future filings will be revised to include a general description of our recovery rate assumptions. For your information, we have updated the September 30, 2010 disclosure on CDOs, which is presented in our response to Staff comment 3 below.

Prepayment Rates:
a.
Prepayments may occur on the collateral underlying our CDOs based on call options. Most of the collateral underlying the CDOs have a 5-year call option (on the fifth anniversary of issuance, the issuer has the right to call the security at par). In addition, most underlying indentures trigger an issuer call right if a capital treatment event occurs, such as a regulatory change that affects Tier 1 capital status. The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), a U.S. federal statute signed into law in July of 2010, constituted such an event for certain holding companies. Specifically, companies with $15 billion or more in consolidated assets can no longer include hybrid capital instruments, such as trust preferred securities (“TRUPs”) in Tier 1 capital.

b.
Our collateral prepayment assumptions are affected by our view that the terms and pricing of TRUPs issued by banks and insurance companies were favorable to the issuers relative to current market conditions thus it is unlikely that similar financing will become available in the foreseeable future. Additionally, the favorable capital treatment of these securities (i.e. status as Tier 1 capital) makes them a particularly attractive debt instrument. Therefore, until July 2010, we assumed no collateral prepayments over the life of the CDO. Given the above mentioned developments surrounding Dodd-Frank, however, we have assumed a 15% prepayment rate for those banks with greater than $15 billion in assets in year 3 (the start of the phase out period for Tier 1 capital treatment), followed by an annual prepayment rate of 1%. The 15% prepayment rate was the result of a detailed analysis on the terms of TRUPs issued by banks with more than $15 billion in assets. Future filings will be revised to disclose our prepayment assumptions. For your information, we have updated the September 30, 2010 disclosure on CDOs, which is presented in our response to Staff comment 3 below.

c.	Before July 2010, our prepayment assumption was 0%. As described above, we made an adjustment to account for our estimate of the impact of the provision of Dodd-Frank.
d.	Increasing prepayment assumptions generally has a negative effect on our securities. However, for the reasons stated above, we believe that our assumptions are appropriate.
e.
As discussed in item “b” above, a 0% assumption was only used for banks with less than $15 billion in assets because it is unlikely that similar financing will become available to financial institutions and insurance companies in the foreseeable future.

f.	A sensitivity analysis is presented in the following table:

	Third Quarter 2010 Credit Related Impairment
	Assumed	Hypothetical 1	Hypothetical 2
Prepayment rate:
Institutions with assets of $15 billion or more	15% in year 3, followed by 1%	0%	1%
Institutions with assets less than $15 billion	0%	0%	1%
Security number:
1	$0	$0	$0
2	0	0	459,000
3	142,487	40,074	287,942
4	0	0	0
5	710,342	449,521	1,045,260
6	0	0	0
7	0	0	0
Total	$852,829	$489,595	$1,792,202

Confidential treatment has been requested for certain information contained in this letter pursuant to Rule 83.

The discussion above is presented for informational purposes for the Commission only to better understand the detailed process by which the Company undertakes a credit analysis for each security in the Company’s CDO portfolio each quarter.  Because this process is extremely detailed, involves the analysis of several sophisticated and complex financial and economic metrics and utilizes the sophisticated financial judgment of management personnel with sufficient experience and education to evaluate such matters, the Company has concluded that the disclosure of the specific details of the Company’s quarterly CDO credit analysis would not provide the investors with information that could facilitate an investor’s understanding of the Company’s CDO portfolio in any material manner.  Consequently, unless specifically indicated above, the Company does not plan to disclose this information in its Form 10-K for the fiscal year ended December 31, 2010.

3.
We note your response to prior comment 12 of our letter dated July 7, 2010 and your disclosure on page 13 that the expected deferrals and defaults as a percentage of the remaining performing collateral and the assumption on recoveries for both deferrals and defaults were not disclosed. We note you have recorded life-to-date impairment of $35.50 million of which $4.66 million was recorded in the nine months ended September 30, 2010 on your trust-preferred collateralized debt obligations portfolio. In addition, we note ASC 320-10-50-8A requires the disclosure of significant inputs used to measure the amount of impairment related to credit loss. Also, ASC 320-10-50-6 requires the disclosure of the evidence considered by the Company in reaching their conclusion that an investment is not other-than-temporarily impaired during the period. Further, the requirements in ASC 820-10-50-2(e) state that the inputs used in determining the fair values of each class of assets or liabilities must be disclosed. Based on the requirements of the above referenced guidance, please revise future filings to disclose the expected deferrals and defaults as a percentage of the remaining performing collateral along with disclosure about assumption on recoveries for both deferrals and defaults for each of your trust-preferred collateralized debt obligation securities.

We acknowledge the Staff’s comment and will revise future filings to include the expected deferrals and defaults as a percentage of the remaining performing collateral and provide disclosure about assumption on recoveries for both deferrals and defaults for each of our trust-preferred collateralized debt obligation securities.

For your information, we have updated the September 30, 2010 disclosure, which is provided as follows:

Significant judgment is required to calculate the fair value of the CDOs, all of which are pooled. Generally, fair value determinations are based on several factors regarding current market and economic conditions relative to such securities and the underlying collateral. For these reasons and due to the illiquidity in the secondary market for these CDOs, the Company estimates the fair value of these securities using discounted cash flow analyses with the assistance of a structured credit valuation firm. For additional discussion of this valuation methodology, refer to Note 24, “Fair Value.”

Confidential treatment has been requested for certain information contained in this letter pursuant to Rule 83.

Certain Characteristics and Metrics of the CDOs as of December 31, 2010
(Dollar amounts in thousands)

Number	Class	Original Par	Amortized Cost	Fair Value			Number of Banks/ Insurers	Percent of Banks/ Insurers Currently Performing	Actual Deferrals and Defaults as a Percent of the Original Collateral (1)	Expected Deferrals and Defaults as a Percent of the Remaining Performing Collateral (1)	Excess Subordination as a Percent of the Remaining Performing Collateral (2)
					Lowest Credit Rating Assigned to the Security
					Moody’s	Fitch
1	C-1	$17,500	$7,140	$2,401	Ca	C	57	64.9%	32.1%	21.3%	0.0%
2	C-1	15,000	7,657	1,636	Ca	C	69	75.4%	26.8%	20.3%	0.0%
3	C-1	15,000	13,480	3,253	Ca	C	75	73.3%	18.1%	19.6%	9.1%
4	B1	15,000	13,922	4,367	Ca	C	64	65.6%	22.9%	20.7%	9.4%
5	C	10,000	1,317	88	Ca	C	56	67.9%	36.0%	21.1%	0.0%
6	C	6,500	6,179	1,679	Ca	C	77	71.4%	22.2%	14.3%	11.7%
7	A-3L	6,750	0	0	C	C	86	58.1%	41.4%	32.7%	0.0%
		$85,750	$49,695	$13,424

(1)
Deferral and defaults are provided net of recoveries. No recovery is assumed for collateral that has already defaulted. For deferring collateral, the Company assumes a recovery of 10% of par for banks, thrifts, and other depository institutions and 15% of par for insurance companies.

(2)	Excess subordination represents additional defaults in excess of current defaults that the CDO can absorb before the security experiences any credit impairment.

Note 4. Loans, page 14
4.
We note your response to prior comment 11 in our letter dated July 7, 2010 and your footnote disclosure to the loan portfolio table on page 14 that the FDIC indemnification asset is included in the ‘Covered loans’ line item. Please revise future filings beginning with your 2010 Form 10-K to present the FDIC indemnification asset as a separate line item outside of the ‘Net loans’ line item in the consolidated balance sheet and throughout your disclosures in the filing (e.g., the loan portfolio table on page 14 and Table 10 on page 46). In addition, please revise your asset quality ratios (e.g., non-performing loans to total loans and net loans charged-off to average loans, annualized) in future filings for the removal of the FDIC indemnification asset from covered loans and total loans.

We acknowledge the Staff’s comment and will revise our Form 10-K for the year ended December 31, 2010 to reflect the FDIC indemnification asset as a separate line item outside of ‘Net loans’ in the Consolidated Statements of Financial Condition in Item 8. Financial Statements and in other relevant disclosures. Specifically, the FDIC indemnification asset will be moved from Covered loans to a separate line item following Covered other real estate owned. The asset quality ratios in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations will also be revised to reflect this change.

Note 6. Covered Assets, page 16
5.
We note your response to prior comment six in our letter dated July 7, 2010 and your disclosure on page 16 for the acquired loans in the three FDIC-assisted transactions completed in 2009 and 2010. Please revise future filings to disclose the amount of loans at the acquisition date of each transaction that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30. In addition, in an effort to provide clear and transparent disclosures please provide separate ASC 310-30-50 disclosures for both the loans that met the criteria and those analogized to the guidance.

Confidential treatment has been requested for certain information contained in this letter pursuant to Rule 83.

We acknowledge the Staff’s comment regarding our accounting for loans acquired through FDIC-assisted transactions.   The initial valuations of certain types of homogenous loans including single family and consumer loans were performed at a pooled level using standard default assumptions and prepayment rates.  Although the loans were grouped into pools based on similar characteristics such as delinquency status, credit score, and internal risk rating, and it was determined that each of the pools exhibited credit deterioration, we are unable to provide detailed information as to the level of loans within each pool that would not have met the criteria of ASC 310-30 had each loan been valued individually, and are unable to compile the information necessary to provide the requested disclosures for our 10-Q and 10-K filings.

Certain non-homogenous loans were also evaluated on an individual basis. The results of this model indicated that a small number of the loans in the portfolio acquired from the failed Peotone Bank and Trust and Palos Bank and Trust portfolios did not evidence deteriorated credit quality, that is, the results of the valuation included no non-accretable discount for each of these loans.  These loans were included in the ASC 310-30 disclosures in our Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010.

The table below presents the population of loans that did not have any non-accretable discount as of the acquisition date.  The table summarizes the number and dollar amount of these loans as well as the percentage of the acquisition date fair value of the total acquired portfolio (dollars in thousands):

	Peotone	Palos	Total
Loans with no non-accretable yield:
Number of loans	9	84	93
Fair value	$237	$38,311	$38,548
Fair value of total loans acquired	$44,868	$253,439	$442,835
Total loans *	$5,449,262	$5,652,421	$5,652,421
Loans with no non-accretable yield as a percent of:
Total covered loans	0.53%	15.12%	8.70%
Total loans	N/M	0.68%	0.68%

*As of most recent quarter end following the acquisition.

As illustrated in the table above, the dollar amount and number of loans that do not have any non-accretable yield is immaterial compared to each of the acquired portfolios, total covered loans, and total loans at the respective acquisition dates. Although these amounts are immaterial, in future filings the Company will exclude these loans from the preparation of ASC 310-30 disclosures and recognition and prepare disclosures for these loans under the guidance contained in ASC 805.

6.
We note your disclosure on page 16 that your FDIC indemnification asset increased by 31% from $67.95 million at December 31, 2009 to $88.72 million at September 30, 2010. In addition, we note from your allowance roll forward disclosure on page 52 that you expected additional credit losses and related FDIC reimbursements on covered loans of $11.96 million during the nine months ended September 30, 2010. Please revise future filings to include a roll forward of the FDIC indemnification asset to reflect the changes in the asset during the period.

We acknowledge the Staff’s comment and will include a roll forward of the FDIC indemnification asset for the years ended December 31, 2010 and 2009 in Note 6. Covered Assets in Notes to Consolidated Financial Statements in Item 8. Financial Statements of our Form 10-K for the year ended December 31, 2010.

Confidential treatment has been requested for certain information contained in this letter pursuant to Rule 83.

For your information, an example of this roll forward was prepared using September 30, 2010 data and is provided as follows:

Changes in FDIC Indemnification Asset
(Dollar amounts in thousands)

Nine Months Ended September 30, 2010
Balance at beginning of period	$67,945
Additions	56,566
Accretion	(1,951)
Expected reimbursements from the FDIC for expected additional credit losses	11,959
Payments received from the FDIC	(45,796)
Balance at end of period	$88,723

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Allowance for Credit Losses, page 51

7.
We note your response to prior comment five in our letter dated July 7, 2010 and that the change in your historic loss factor evaluation period from three years to two years increased your allowance for loan losses at December 31, 2009 by $20 million. In addition, we were unable to locate the disclosures about the impact in your comparison of the quarter ended September 30, 2010 to September 30, 2009. Please confirm that you will include the following disclosures in your 2010 Form 10-K:

•	A description of the change to your allowance for loan losses methodology and the period this change occurred; and

•	The financial statement impact of this change on your allowance and provision for loan losses.

We acknowledge the Staff’s comment regarding the change in our methodology for determining the allowance for loan losses.  The objective of the change from a 3-year weighted average loss rate to a 2-year weighted average loss rate was to reflect management’s best estimate of the losses inherent in the portfolio as of December 31, 2009. Mechanically, both weighted average loss rates give more weight to the most recent year of loss history. The impact on the allowance for loan losses was to increase the balance by approximately $20 million at December 31, 2009. The Company determined this adjustment was appropriate in light of the economic decline that occurred in 2008 and 2009, the resulting impact on the real estate market, and management’s assessment of credit quality and losses inherent in the portfolio as of December 31, 2009. Therefore, management determined that the use of loss statistics from 2007 in the 3-year weighted average loss rate no longer appropriately represented the risk of loss inherent in the portfolio at December 31, 2009.

We did not include this discussion in our Form 10-Q for the quarter ended September 30, 2010 because our methodology did not change significantly from December 31, 2009. We will, however, include this discussion in our Form 10-K for the year ended December 31, 2010.

Confidential treatment has been requested for certain information contained in this letter pursuant to Rule 83.

In future filings, as the situation warrants, we will include more robust disclosure regarding changes in methodologies for significant management judgments and estimates, including a description of the change, the period the change occurred, and the financial statement impact of the change.

Construction Portfolio, page 50
8.
We note that your construction and land loans still make up the largest portion of your non-performing loans at December 31, 2009 and September 30, 2010. Given the credit risk and the large portion of non-performing loans in this loan portfolio, please provide in future filings a detail discussion of your five largest construction and land non-performing loans, which includes the following:

•	the type of loan (residential, commercial, commercial land, etc.);
•	when the loan was originated;
•	the allowance for loan losses associated with the loan, as applicable;
•	when the loan became non-accrual;
•	the underlying collateral supporting the loan;
•	the last appraisal obtained for the loan, as applicable; and
•	any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.

We acknowledge the Staff’s comment and are providing this information supplementally to the Staff. For your information, we are providing detailed information concerning the largest construction and land non-performing loans in Attachment 1 using September 30, 2010 data.  Confidential treatment has been requested with respect to the information contained in Attachment 1, which has been omitted from this filing and has been filed separately with the Commission.

Because the information on Attachment 1 is extremely detailed and relates to matters beyond the Company’s financial exposure to such transactions, involves confidential client information which is covered by Regulation P, and relates to information that could effect the marketability of the underlying collateral and the future sale thereof, the Company has concluded that such material is entitled to confidential treatment, the disclosure of such information is not material to an investor’s understanding of the Company’s loan portfolio, and the interest of investors in and to such information is outweighed by the Company’s obligations to keep the customers’ information confidential.  Accordingly it is not our intention to provide this information in future filings. Please note the Company is not aware of any GAAP or SEC requirement that requires the Company to publicly disclose such information, however it is aware of the rules and requirements of Regulation P.

9.
We note your disclosure on page 51 that the decline in the construction and land portfolio was due to the reclassification of completed construction projects into other loan categories. Please tell us and revise future filings to disclose the following:

•	The amount of construction and land loans reclassified during the period and the other loan categories they were reclassified into;

•	The amount of related charge-offs, if any, that were recorded as a result of the reclassifications; and

•
If the underwriting policies and procedures for these reclassified loans were different from your standard policies and procedures. If so, please provide a discussion of the underwriting policies and procedures for the reclassified loans.

Confidential treatment has been requested for certain information contained in this letter pursuant to Rule 83.

We acknowledge the Staff’s comment and wish to clarify the statement made on page 51. For construction loans, the Company typically underwrites these loans as combination construction and post-construction loans secured by the underlying real estate.  The Company chooses to engage in this type of construction/post-construction financing in order to preserve long-term customer relationships. These loans are reported as construction loans until construction is completed or principal amortization payments begin, whichever comes first. When the first of these events occurs, the loans migrate to the loan category appropriate to the nature of the underlying collateral or purpose of the completed project. Since these types of loans are initially underwritten to consider both construction and post-construction financing, they are subject to the Company’s standard underwriting practices for this category of loans. No additional underwriting takes place at the time the completed construction loan migrates to other loan categories. Upon completion of the construction project and transfer into other loan categories, these loans retain their delinquency status and risk rating.  For example, if a construction loan was on non-accrual at the time of completion, it would be transferred to the appropriate loan category as a non-accrual loan.

During third quarter 2010, $21.6 million of construction loans migrated into other loan categories as the construction projects were completed, $20.6 million moved into office, retail, and industrial and $1.0 million moved into other commercial real estate. There were no charge-offs associated with the migration of these completed construction loans into the other loan categories. In response to the Staff’s comment, we will include this disclosure in the Company’s Form 10-K for the year ended December 31, 2010.

We believe that the responses above fully address the comments contained in your letter.

In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you any questions or need further information, you may contact me directly via telephone at (630) 875-7347 or via e-mail at Paul.Clemens@FirstMidwest.com.

Best regards,

/s/ Paul F. Clemens
Paul F. Clemens Executive Vice President and Chief Financial Officer

cc:           Michael L. Scudder, Chief Executive Officer
Cynthia A. Lance, Executive Vice President, Corporate Secretary
Troy Butner, Ernst & Young, LLP

Confidential treatment has been requested for certain information contained in this letter pursuant to Rule 83.

Attachment 1 (EDGAR version)

Of the $82.9 million in non-performing construction loans as of September 30, 2010, 61.7% is comprised of the five largest credits. As of September 30, 2010, the Company had $3.7 million in valuation allowance related to the five largest non-performing loans. Life-to-date charge-offs on those loans totaled $15.1 million with an additional $3.6 million valuation established. Specific information related to those five credits is detailed in the following table.

Five Largest Non-performing Construction Loans
(Dollar amounts in thousands)

Current Book Balance		Type of Loan	Year Originated	Valuation Allowance		Quarter Placed on Non-accrual	Collateral Description	Last Appraisal Date	Charge-offs Taken to Date		Valuation Allowance and Charge-Offs Taken
$	**	Commercial land	2007	$	**	**	Unimproved land	10/24/2009	$	**	$	**
	**	Residential cnstr	1996		**	**	Residential land	3/2/2010		**		**
	**	Residential cnstr	2006		**	**	Unimproved land	11/5/2009		**		**
	**	Residential cnstr	2007		**	**	Residential land	9/1/2010		**		**
	**	Residential cnstr	2007		**	**	Unimproved land	8/15/2010		**		**

**	Confidential treatment has been requested by the Company for this information in accordance with the Commission’s Rule 83.

Confidential treatment has been requested for certain information contained in this letter pursuant to Rule 83.